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                                                                  EXHIBIT (a)(3)

                                 [ChiRex Logo]

                                                                 August 4, 2000

Dear Stockholder:

  On behalf of the Board of Directors of ChiRex Inc., I am writing to inform you that on July 24, 2000, ChiRex entered into an Agreement and Plan of Merger with Rhodia, a French corporation, and its subsidiary Cousin Acquisition, Inc. Pursuant to the merger agreement, Cousin Acquisition has today commenced a cash tender offer for all outstanding shares of ChiRex common stock, including the associated preferred share purchase rights, at a price of $31.25 per share, net to the seller in cash, subject to the terms and conditions of the Offer to Purchase accompanying this letter. The merger agreement provides that, following the tender offer, Cousin Acquisition will merge with ChiRex and any remaining shares of ChiRex common stock (other than those owned by ChiRex, Rhodia or Cousin Acquisition) will be converted into the right to receive the same price paid in the offer.

  At a meeting on July 23, 2000, the ChiRex Board of Directors unanimously (i) determined that the merger agreement and the transactions contemplated by the merger agreement, including the tender offer and the merger, are fair to, and in the best interests of, the ChiRex stockholders, (ii) approved, adopted and declared advisable the merger agreement and (iii) resolved to recommend that ChiRex stockholders accept the tender offer and tender their shares of ChiRex common stock pursuant to the tender offer and, if applicable, approve and adopt the merger agreement and the transactions contemplated thereby.

  In arriving at its recommendation, the Board gave careful consideration to the factors described in the enclosed tender offer materials and ChiRex's Solicitation/Recommendation Statement on Schedule 14D-9. Among the factors considered by the Board in evaluating the merger was the opinion dated July 23, 2000 of Chase Securities Inc., ChiRex's financial advisor, to the effect that as of such date and based upon and subject to certain matters stated in such opinion, the price per share of $31.25 in cash to be received by the ChiRex stockholders pursuant to the tender offer and the merger, taken together as a whole and not separately, was fair to such stockholders (other than Rhodia and its affiliates) from a financial point of view. The opinion contains a description of the procedures followed, matters considered and limitation on the review undertaken by Chase Securities in rendering its opinion. The written opinion of Chase Securities is attached as Annex A to the
Schedule 14D-9. You should read the opinion carefully and in its entirety.

  Enclosed for your consideration are copies of the Offer to Purchase and other tender offer materials and ChiRex's Solicitation/Recommendation Statement on Schedule 14D-9, which are being filed today with the Securities and Exchange Commission. You should read these documents carefully and in their entirety.

                                          Sincerely,

                                          /s/ Michael A. Griffith

                                          Michael A. Griffith
                                          Chairman and Chief Executive Officer

       ChiRex Inc., 300 Atlantic St., Suite 402, Stamford, CT 06901 USA
                Voice: (203) 351-2300 Facsimile: (203) 425-9996